EXHIBIT 99.1

Caledonia Mining Corporation Plc Record Annual Production at Blanket Mine and Guidance for 2023

ST HELIER, Jersey, Jan. 13, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces quarterly and annual production from the Blanket Mine in Zimbabwe (“Blanket”) for the quarter and year ended December 31, 2022. The Company also provides guidance for the year to 31 December 2023 in respect of production, on-mine costs and capital expenditure at Blanket and at the Bilboes oxides project. All production numbers for 2022 are expressed on a 100 per cent basis and are based on final assays from the refiner.

Production Highlights

  Record gold production in 2022 of 80,775 ounces which exceeded the top end of the Company’s guidance and achieved its long-standing production target.
  2022 annual production represents a 19.7 per cent increase on the 67,476 ounces produced in 2021.
  Quarterly gold production of 21,049 ounces, a 13.1 per cent increase on the 18,604 ounces produced in Q4 2021.

2023 Guidance

	Bilboes oxides	Blanket	Group consolidated
Gold production (oz)	12,500 –17,000[1]	75,000 – 80,000[2]	87,500 – 97,000
On-mine cost/oz ($)[3]	1,200 – 1,320	770 – 850	900 – 1,000
All-in sustaining cost/oz ($)[4]	N/A	N/A	1,150 – 1,250
Capital expenditure ($’m)[5],[6]	0.5	28.3	30.9

Production from Bilboes Oxides

The Bilboes oxides project is a small-scale, two-to-three-year project which entails the stripping of overburden to a depth of approximately 40 meters to expose the oxidized material which will be processed on-site using an existing heap leach facility which has been in operation for the majority of the past decade. Ore production from the Bilboes oxides project is expected to start in mid-February and we anticipate recovering gold from the heap leach from March. The project had an initial capital requirement of approximately $540,000, which was expended in 2022. The operational costs to remove the overburden and the oxide material will be expensed as they are incurred. The stripping of the overburden would have been required in due course to implement the larger sulphide project and hence these costs would have been incurred in any event.

Capital Expenditure

Capital expenditure at Blanket in 2023 includes approximately $9.6 million in respect of a new tailings facility (reflecting tightened regulatory requirements) and a further $9.8 million of deep-level capital development so that operations can be maintained in future years. In 2023, it is expected that approximately $2 million will be incurred in the preparation of a revised feasibility study for the larger sulphide project at Bilboes. It is anticipated that the cost of the projected capital expenditure for the group will be met from operating cashflows and in-country borrowings.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

"In 2014, Caledonia announced a plan to sink a new shaft (Central Shaft) to 1,200 metres from surface, all funded through internal cash flow, with a long-term target of achieving an annual production rate of 80,000 ounces. I am delighted to announce today that we have now achieved this target, with 2022 annual production of 80,775 ounces - just over the top end of our guidance. This achievement is a huge milestone for the Company; it has been a tremendous team effort and I would like to thank all of our employees for their continued hard work.

“Production guidance for 2023 assumes that Blanket will broadly maintain the production rate achieved in 2022. 2023 guidance also includes the estimated production from the small oxides project at Bilboes where mining activity is expected to commence in February, and we expect to extract gold from the heap leach process in March.

“Cost guidance at Blanket and Caledonia (i.e. excluding the costs of the Bilboes oxides project) is consistent with the costs we have historically incurred. We anticipate that the inflationary pressures currently being experienced by most mining companies will be offset by efficiencies resulting from the successful implementation of Central Shaft. At the consolidated level, the all-in sustaining cost per ounce is also expected to benefit from the lower cost of electricity due to the recently installed solar plant.

“The on-mine cost of the small oxides project at Bilboes reflects the low grade of the oxide material. The oxides project is not expected to be representative of the much larger sulphide project at Bilboes in terms of grade, production levels or cost profile. Nevertheless, the oxides project is expected to contribute to the group’s cash generation whilst at the same time allowing us to pre-strip to the deeper sulphide material.

"Over the last 18 months the Company has built an attractive portfolio of assets with the acquisitions of Bilboes, Motapa and Maligreen. Blanket will continue to serve as a solid foundation for this growth, as we look to progress our assets with our long-term goal of becoming a multi asset gold producer.”

This news release has been approved by Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, the Company's qualified person as defined by Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Dhana Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserves and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of the SEC, and any reserves or resources reported in compliance with NI 43-101 may not qualify as “reserves” or “resources” under SEC standards. Accordingly, the mineral reserve and resource information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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1 Gold production will be derived from the measured mineral resources set out in the technical report entitled “BILBOES GOLD PROJECT FEASIBILITY STUDY” with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on July 21, 2022.
2 Refer to the technical report entitled "Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021.
3 On-mine cost comprises the costs of labour, electricity, consumables and other direct costs that are directly associated with the production of gold. On-mine cost includes intercompany procurement margins and the margin on the sale of solar power from a wholly-owned subsidiary of Caledonia to Blanket.
4 All-in sustaining cost includes inter alia sustaining capital investment and the costs of the group’s offices in Jersey, London, Johannesburg and Harare but excludes intercompany margins on procurement and on the sale of solar power by a wholly-owned subsidiary of Caledonia to Blanket.
5 Capital expenditure at the mine includes intercompany margins; consolidated capital expenditure excludes intercompany margins, but includes capital expenditure at the corporate level that does not relate directly to either the Bilboes oxides project or to Blanket.
6 Group consolidated capital expenditure includes costs to perform a feasibility study on the Bilboes sulphides project, exploration at Maligreen and costs related to establishing a shared services centre in Zimbabwe.